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Exhibit (a)(1)(J)

Sauer-Danfoss Employees' Savings Plan
Impact of Agreement and Plan of Merger And
Tender Offer on Sauer-Danfoss Inc. Stock Fund
Questions & Answers

        Pursuant to an Agreement and Plan of Merger dated as of March 1, 2013 (the "Merger Agreement") by and among Danfoss A/S, Danfoss Acquisition, Inc., a wholly owned subsidiary of Danfoss A/S, and Sauer-Danfoss Inc., Danfoss Acquisition, Inc. has commenced an offer to purchase (the "Offer") all outstanding shares of common stock (the "Shares") of Sauer-Danfoss Inc., not already owned by Danfoss A/S and its subsidiaries other than Sauer-Danfoss Inc. and its subsidiaries (collectively, the "Danfoss Group"), for $58.50 per Share in cash, without interest and less any required withholding taxes (the "Offer Price").

        This document is intended to answer certain questions regarding how the Offer will impact participants investing in the Sauer-Danfoss Inc. Stock Fund (the "Stock Fund") through their individual accounts in the Sauer-Danfoss Employees' Savings Plan. (the "Savings Plan").

        Please note that this Q&A document is only intended for Savings Plan Participants. It is not intended to serve as a guideline for employees or others who may hold Sauer-Danfoss Inc. shares outside of the Savings Plan.

GENERAL INFORMATION

Does the Offer apply to my interest in the Savings Plan?

        If you have invested any portion of your Savings Plan account balance in the Stock Fund, the Offer will apply to your interest in the Stock Fund. You can determine whether you have invested in the Stock Fund through a review of your last quarterly statement, through a review of your account information on-line at www.benefits.ml.com or by calling the Savings Plan customer service line at 1-800-228-4015.

Where can I find information regarding the Offer?

        If you were invested in the Stock Fund on March 15, 2013, you should be receiving the following information in the mail from Bank of America, N.A. (the "Bank"):

  •
  Danfoss Acquisition Inc.'s Offer To Purchase and Letter of Transmittal

  •
  The Company's Solicitation/Recommendation Statement

  •
  Various Related Documents

        You can also find information regarding the Offer using the Investor Relations —> SEC Filings link on Sauer-Danfoss' external web-site.

Why is there a Merger Agreement?

        The Merger Agreement contemplates a two-step process involving a tender offer followed by a merger. The Offer is subject to conditions spelled out in the Merger Agreement, including the requirement that Danfoss Acquisition, Inc. can only purchase the tendered Shares if a majority of all the Shares not owned by Danfoss A/S, its affiliates, their officers and directors, and the officers and directors of Sauer-Danfoss Inc. are tendered (the "Minimum Tender Condition"). If the Minimum Tender Condition and the other conditions to the Offer are satisfied, Danfoss Acquisition, Inc. will purchase all the tendered shares for the Offer Price. The Merger Agreement then calls for Danfoss Acquisition, Inc. to be merged with Sauer-Danfoss Inc. (the "Merger"), with Sauer-Danfoss Inc. as the surviving corporation. Upon completion of the Merger, each remaining Share not owned by the Danfoss Group will be converted into the right to receive merger consideration equal to the Offer

Price. Following the Merger, Sauer-Danfoss Inc. will be a wholly owned subsidiary of Danfoss A/S and will no longer be a publicly traded company.

Should I direct the Trustee to accept the Offer and tender my Shares held through the Stock Fund?

        The decision regarding whether or not to direct the Trustee to accept the Offer and to tender your Shares held through the Stock Fund is a personal decision that you alone can make. You should carefully read the Offer to Purchase and the Special Committee's Response in order to fully understand the ramifications of this decision. As more fully set forth in The Company's Solicitation/Recommendation Statement, the Company's Board of Directors, based on the recommendation of the Special Committee, has recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        Neither the Bank nor Sauer-Danfoss (US) Company, as Plan Sponsor, makes any recommendation to you as a Participant in the Stock Fund regarding whether or not to tender your Shares.

Are there any conditions to the Offer?

        As disclosed further in the Offer to Purchase and the Merger Agreement, the Offer is subject to the Minimum Tender Condition and several other conditions. Sauer-Danfoss Inc. does not know what Danfoss Acquisition Inc.'s plans would be should any of the conditions set forth in the Merger Agreement fail and cannot comment further with respect to this matter.

Is the Offer period subject to extension?

        As disclosed further in the Offer to Purchase and the Merger Agreement, Danfoss Acquisition Inc. may, and in some cases must, extend the length of the Offer period in certain circumstances. Sauer-Danfoss does not know what Danfoss Acquisition Inc.'s plans are with respect to extension and cannot comment further with respect to this matter.

Will Danfoss A/S or Sauer-Danfoss Inc. be aware of my decision on the Offer?

        The Bank will not make the results of your individual decision with respect to the Offer available to Danfoss A/S, Danfoss Acquisition, Inc., Sauer-Danfoss Inc. or Sauer-Danfoss (US) Company.

FOR PARTICIPANTS INTERESTED IN ACCEPTING TENDER OFFER

How do I tender my Shares held through the Stock Fund?

        If you wish to tender your Shares, you will need to call the Savings Plan customer service line at 1-800-228-4015. Call center representatives will walk you through the process needed to accept the Offer. Call center hours are from 8 a.m. to 7 p.m., Eastern Standard Time, on regular business days. Please note the following question and answer which notes a special cut-off time on April 10.

If I choose to tender my Shares, do I need to complete the Letter of Transmittal?

        The Offer materials mailed to you by the Bank include a packet of information labeled as the "Letter of Transmittal". As a participant in the Savings Plan, you will not need to complete the "Letter of Transmittal" in order to tender your Shares. As Plan Trustee, the Bank will instead complete one "Letter of Transmittal" representing the cumulative total of Shares designated for tender by all Plan Participants.

        The "Letter of Transmittal" has been included with your mailing as it is an integral part of the Offer to Purchase. You should carefully review this document in connection with your overall review of the Offer documents.

What is the deadline for tendering my Shares held through the Stock Fund?

        Unless the Offer period is extended, the time period for tendering your shares held through the Stock Fund will end at 3 p.m., Eastern Standard Time, on April 10, 2013.

        Please note that the Savings Plan's response deadline is one day earlier than the April 11 deadline referred to in the Offer to Purchase. The Savings Plan's earlier deadline is needed to allow the Bank time to compile the results from individual Plan Participants and respond to the Offer as Plan Trustee.

        Please note that if you intend to tender your Shares held through the Savings Plan, you must do so via a call to the Savings Plan customer service line on or before the April 10 cutoff time. In accordance with the terms of the Savings Plan, the Bank will treat any non-response from a Participant as a decision not to tender Shares.

Will Shares received in my account after my initial request to tender be automatically included in the Offer?

        Shares added to your account after you have notified the Bank of your intent to tender Shares will not be tendered in response to the Offer. These may include contributions and/or dividends received in your account during the Offer period. If you would like to tender these additional Shares in response to the Offer, you will be required to call in your instructions prior to the Offer deadline.

FOR PARTICIPANTS INTERESTED IN NOT ACCEPTING OFFER

What steps do I need to take if I choose not to tender my Shares?

        If you choose not to tender your shares held through the Stock Fund, you need not take any action at this time. In accordance with the terms of the Savings Plan, The Bank will treat any non-response from a Participant as a decision not to tender shares.

What will happen if I choose not to tender my shares?

        You should read the Offer to Purchase document carefully to develop an understanding of what this may mean to you following completion of the Offer.

        Specifically, you should be aware of and understand the plans that Danfoss A/S and Danfoss Acquisition, Inc. have communicated concerning the Merger. The Merger, if consummated, would be structured in a manner to convert any remaining outstanding Shares not held by the Danfoss Group into a right to receive a cash payment equal to the Offer Price.

        You should also be aware of and understand the potential impacts on the future marketability of Sauer-Danfoss Inc. Shares should the Offer take place but then the Merger not take place. The potential impact for this and other scenarios is discussed in the Offer to Purchase document.

TENDER OFFER PROCEEDS

What will be my total proceeds from the Offer with respect to my Stock Fund Units?

        The Stock Fund maintained in the Savings Plan is a "unitized stock fund". As such, the Stock Fund invests in a combination of Shares and cash equivalent investment options. The cash equivalent investment options are used to maintain short-term liquidity within the Stock Fund for daily transactional purposes.

        As a participant in the Stock Fund, you do not own Sauer-Danfoss Inc. Shares directly. Instead, you own a pro-rata share of the underlying Sauer-Danfoss Inc. Shares and a pro-rata share of any cash equivalent investments. As of March 15, 2013, each Stock Fund Unit represented roughly 0.994 shares of Sauer-Danfoss Inc. stock plus a cash equivalent investment worth approximately $0.42.

        We expect this value ratio to remain fairly constant through the end of the Offer period. Thus, you should be able to estimate the amount of your Offer proceeds through the following formula:

Offer Proceeds = # of Stock Fund Units × 0.994 × Offer Price + # of Stock Fund Units × $0.42

        As an example, a participant holding 100 Stock Fund Units would have estimated Offer proceeds of $5,856.90, computed as follows:

Offer Proceeds = 100 Stock Fund Units × 0.994 × $58.50 + 100 Stock Fund Units × $0.42 = $5,856.90

When will I receive my Offer proceeds?

        Per the Offer to Purchase document, assuming satisfaction of the conditions to the Offer, Danfoss Acquisition, Inc. will pay for any validly tendered Shares that were not properly withdrawn promptly after the expiration of the Offer; currently set for April 11. Offer proceeds should generally show up in your Savings Plan account within one to two business days following the Trustee's receipt of Offer settlement.

To what investment option will my Offer proceeds be deposited?

        Your Offer proceeds will be deposited into the Plan's default investment, the lifecycle fund appropriate for your retirement at age 65, following a one-day settlement period.

Can I switch my investment option for my Offer proceeds?

        Once your Offer proceeds have been deposited into the Plan's default investment, you can choose to reallocate the Offer proceeds into any of the Savings Plan's other investment options. You can do so on-line at www.benefits.ml.com or by calling the Savings Plan customer service line at 1-800-228-4015.

ADMINISTRATIVE MATTERS

Can I withdraw or rescind my Offer decision once made?

        You can withdraw or rescind a prior decision to tender Shares up to the deadline for responding to the Offer; currently set for 3 p.m. Eastern Standard Time on April 10, 2013. To do so, you will need to call the Savings Plan customer service line at 1-800-228-4015.

Can I access my Stock Fund for transfers out and/or distributions after communicating an Offer decision?

        If you have directed The Bank to tender some or all of the Shares attributable to your Stock Fund account, you will be prohibited from transfers, loans, withdrawals and distributions involving the Stock Fund which are attributable to the tendered shares until the Offer has been completed or until you have rescinded your Offer decision. This partial freeze of your Savings Plan account is required to allow the Bank to compile and provide an accurate count on tendered shares.

Can I continue to invest in the Stock Fund through transfers in and/or new payroll investments?

        You can continue to invest in the Stock Fund through transfers in and/or new investments funded through payroll withholding. However, any such investments (including Dividends) which occur after a prior communication of your decision to tender Shares will not be included in the Offer and will remain in your Stock Fund account. To include these later-acquired shares, you would need to call the Savings Plan customer service line at 1-800-228-4015. Should you wish to turn off your payroll withholding investments during the Offer period, you can do so on-line at www.benefits.ml.com or by calling the Savings Plan customer service line at 1-800-228-4015.

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  Exhibit (a)(1)(J)